UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
December 10, 2020

AYTU BIOSCIENCE, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38247	47-0883144
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

373 Inverness Parkway, Suite 206
Englewood, CO 80112
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (720) 437-580

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	AYTU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 - Other Events

As disclosed in Aytu BioScience, Inc.'s ("Aytu", "Us", or "we") Current Report on Form 8-K filed with the SEC on December 10, 2020, on December 9, 2020, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated December 9, 2020 by and between us, Aytu Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of us and Neos Therapeutics, Inc ("Neos"). The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Neos, with Neos surviving as a wholly owned subsidiary of us (the “Merger”).

Because we believe that the Merger is probable under the standards of Rule 8-04 of Regulation S-X. We determined that the Merger will involve the acquisition of a business, considering the guidance in Rule 11-01(d) of Regulation S-X, and because the Merger met the significance test of Rule 8-04 of Regulation S-X. As a result, we prepared unaudited pro forma financial statements in Exhibit 99.5 by applying certain pro forma adjustments to the historical financial statements of Aytu. The pro forma adjustments give effect to the Merger.

We provide these unaudited pro forma financial statements for informational purposes only. These unaudited pro forma financial statements do not purport to represent what our results of operations or financial condition would have been had the Merger actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or date. You should read these unaudited pro forma financial statements in conjunction with our historical financial statements including the related notes thereto and the historical financial statements of Neos, including the related notes thereto, set forth in Exhibits 99.2, 99.3 and 99.4 of this Current Report on Form 8-K.

Exhibit Number	Description
23.1	Consent of RSM US LLP, independent auditors of Neos Therapeutics, Inc.
99.1	Audited financial statements of Neos Therapeutics, Inc. as of and for the years ended December 31, 2019, and December 31, 2018, respectively.
99.2	Unaudited financial statements of Neos Therapeutics, Inc. as of and for the three and nine months ended September 30, 2020, and September 30, 2019, respectively.
99.3	Unaudited financial statements of Neos Therapeutics, Inc. as of and for the three and six months ended June 30, 2020, and June 30, 2019, respectively.
99.4	Unaudited financial statements of Neos Therapeutics, Inc. as of and for the three months ended March 31, 2020, and March 31, 2019, respectively.
99.5
Unaudited pro forma condensed combined Balance Sheet as of September 30, 2020, and Statement of Operations for the year ended June 30, 2020, and three months ended September 30, 2020, for the combination of (i) Aytu BioScience, Inc., (ii) the November 1, 2019, Cerecor transaction, (iii) the February 14, 2020, merger with Innovus Pharmaceuticals, Inc., and (iv) the pending merger with Neos Therapeutics, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AYTU BIOSCIENCE, INC.

Date: December 10, 2020	By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow
Chief Executive Officer